

November 17, 2006

By Facsimile (404) 541-4436 and U.S. Mail

Donald Kennicott, Esq.
Howard S. Hirsch, Esq.
Holland & Knight LLP
1201 West Peachtree Street, N.E.
One Atlantic Center, Suite 2000
Atlanta, Georgia 30309
(404) 817-8500

       RE: Wells Real Estate Fund VI, L.P.
              Schedule 13E-3 filed November 3, 2006
              File No. 5-55083

              Schedule 14A filed November 3, 2006
              File No. 0-15656

              Wells Real Estate Fund VII, L.P.
              Schedule 13E-3 filed November 6, 2006
              File No. 5-82154

              Schedule 14A filed November 6, 2006
              File No. 0-25606

Dear Messrs. Kennicott and Hirsch:

      We have reviewed the filings referenced above and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

1. Please advise us why you believe that Wells Management Company, Wells Real Estate Funds, Inc, Leo F. Wells, III, and the some "other affiliate" of the General Partners who have agreed to purchase the outparcels should not be added as filing persons on the Schedule 13E-3, as these affiliates appear to be engaged in the going private transaction. Otherwise, these entities should be individually included as filing persons on the Schedule 13E-3. For help in making this determination, please refer to Rules 13e-3(a)(1) and (3) of the Exchange Act, as well as Section II.D.3 of the Division's November 2000 Current Issues Outline available on our website.

2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release no. 34-17719 (April 13, 1981).

3. Either here or in the disclosure statement, ensure that you provide all of the disclosure regarding the general partners' plans as required by Item 1006(c)(1-8) of Regulation M-A. If a specific item contained in (c)(1-8) is inapplicable or the answer is in the negative, revise Item 6 of the Schedule 13E-3 to so state.

Schedule 14A
Notice of Limited Partner Proxy Request

4. Please elaborate on the nature of the amendment to the partnership agreement here.

5. Describe the nature of the proposed sale and the definition of the "Proposed Buyer" here. In disclosure related to your definition of "Proposed Buyer," you should identify all of the affiliated parties including the general partners and "some other affiliate of the General Partners" who has agreed to purchase the outparcels. This should be stated very clearly at the initial definition of this related party transaction. We note your disclosure on page i on the Summary Term Sheet.

Summary Term Sheet, page i

6. Please see our comment above regarding amending the disclosure about the proposed buyer and affiliates.

Material Terms of the Sale of the Outparcels, page ii

7. Please quantify the expected prorated real estate taxes and normal transactional closing costs you expect that the sale price for the outparcels will be reduced by.

Consent Solicitation Statement, page iv

8. You state in this section that you undertake no obligation to update any information contained in this proxy statement. As you know, Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported. Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to information you have disclosed.

Special Factors, page ix

9. Please amend this section regarding the circumstances surrounding how the partnership entered into a purchase agreement with the affiliate purchaser. Describe the valuation process and how, exactly, the partnership came to enter the agreement. Please describe the meetings, the parties in attendance, and attention, if any, given to the fact that there was no unaffiliated limited partnership representation, if true. State what transpired at these meetings. It appears that during this period the provisions of a sale agreement were negotiated. State who was involved in this process and how the agreement was negotiated and finalized. The process of negotiating the sale agreement and other aspects of the transaction, including the material proposals and counter-proposals that were made by each side should be described to provide the unaffiliated parties with an understanding of the transactional background of the sale. See Item 5 of Schedule 13E-3 and Item 1005(c) of Regulation M-A in particular.

10. Instruction 2 to Item 1013 of Regulation M-A requires you to discuss the benefits and detriments of the Rule 13e-3 transaction to the partnership, its affiliates and the unaffiliated security holders, and to quantify the benefits and detriments to the extent practicable. As such, please revise throughout this section to quantify the various costs currently associated with being a public limited partnership, the percentage of the partnership's expenses comprised of these costs, the estimated increases in costs expected as a result of the Sarbanes-Oxley Act and the estimated cost savings as a result of terminating registration. We note your statement that the "continuous costs and expenses associated with the operation of Wells Fund VI as a public limited

partnership, which are estimated to exceed $170,000 per year," please be more specific as to what costs this amount includes. Further, please quantify the various expenses and costs associated with marketing the outparcels.

11. In addressing the detriments of the Rule 13e-3 transaction, among the other detriments, please address the attendant conflicts of interest in the affiliate transaction.

Effects of Proposed Sale of Outparcels, page ix

12. We note your statement of the distribution amount available to limited partners upon consummation of the sale of the outparcels. Please revise this disclosure to quantify the closing costs and estimated dissolution costs and any other costs or expenses, known or expected, that may reduce distributions.

Fairness of the Proposed Sale of Outparcels, page x

13. We note the opinion of the general partners that both the proposed amendments to the partnership agreement and the sale of outparcels to the proposed buyer are fair and in the best interests of the limited partners. Please revise your disclosure, both here and throughout your materials, to ensure that the general partners have presented fairness determinations that address the substantive and procedural fairness of the proposed going private transaction to the *unaffiliated* limited partners. Please refer to Item 1014(a) of Regulation M-A.

14. Discuss in reasonable detail the material factors upon which the filing persons' belief as to fairness to the unaffiliated limited partners is based and, to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the filing persons' beliefs are based on the factors described in paragraphs (c), (d) and (e) of Item 1014 and Item 1015 of Regulation M-A. In this respect, revise the disclosure of the fairness determination to discuss the elements of the MDA report considered by the filing persons in making their fairness determination.

15. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed irrelevant in the context of this particular transaction, that fact may be important for security holders in assessing the transaction and the company's fairness determination. *See* Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). Please revise to explicitly address each factor.

Appraisal, page xi

16. Explain why MDA adjusted the preliminary value downward by 15% to account for (i) a bulk sale of the outparcels, and (ii) an estimated two year delay to complete the interchange. For example, why did MDA consider this particular 15% adjustment appropriate? What are the general parameters for application of a "bulk" sale discount application? Explain the two year delay. We note that the prior sale was to close at the end of August 2006 and the current sale is to close by December 31, 2006.

17. Disclose the nature of the financial information that was presented to and evaluated by the MDA by the partnership or general partners in reaching its conclusion. Disclose whether financial projections or other materials were presented to MDA.

Financial Information

18. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. It is not clear that your public float is sufficient and, therefore, you may not be eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the disclosure document to shareholders at the same time as you send them the document. Alternatively, revise the Schedule to include the information required by Item 13(a).

19. If you continue to elect to incorporate the financial information by reference after reviewing the preceding comment, then revise to include all the summary financial information required by Item 1010(c) of Regulation M-A, including, but not limited to, quarterly data, the ratio of earnings to fixed charges and book value per unit. For guidance, see Instruction 1 to Item 13 of Schedule 13E-3.

Where You Can Find More Information, page 9

20. We note your statement that you incorporate by reference various documents you will file after the date of the initial filing of this proxy statement. Neither Rule 13e-3 nor Schedule 13E-3 allow you to "forward" incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please revise your disclosure accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to a filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *

As appropriate, please revise the information statement and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. Please file your cover letter on EDGAR. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

Direct questions to me at (202) 551-3257 or by facsimile at (202) 772-9203.

Very truly yours,

Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions